UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

IKONICS Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

45172K102

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913903900

1	NAME OF REPORTING PERSONS

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 913903900

1	NAME OF REPORTING PERSONS

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 913903900

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,977,854 Shares outstanding, which is the total number of Shares outstanding as of May 7, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021.

A.	Custodian

(a)	As of the date hereof, Custodian did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lazar

(a)	As of the date hereof, Mr. Lazar did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lazar during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e)	As of June 28, 2021, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

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CUSIP No. 913903900

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

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CUSIP No. 913903900

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Custodian Ventures LLC

Sale of Common Stock	(770)	20.4459	06/28/2021
Sale of Common Stock	(1,000)	20.6794	06/28/2021
Sale of Common Stock	(1,000)	20.3100	06/28/2021
Sale of Common Stock	(1,000)	20.4001	06/28/2021
Sale of Common Stock	(1,000)	20.4140	06/28/2021
Sale of Common Stock	(1,000)	20.2259	06/28/2021
Sale of Common Stock	(1,000)	20.2389	06/28/2021
Sale of Common Stock	(1,000)	20.2000	06/28/2021
Sale of Common Stock	(1,000)	20.2273	06/28/2021
Sale of Common Stock	(2,000)	20.2723	06/28/2021
Sale of Common Stock	(1,000)	20.3711	06/28/2021
Sale of Common Stock	(1,000)	20.4500	06/28/2021
Sale of Common Stock	(4,000)	20.3232	06/28/2021
Sale of Common Stock	(4,000)	20.3663	06/28/2021
Sale of Common Stock	(525)	20.1000	06/28/2021
Sale of Common Stock	(3,000)	20.1202	06/28/2021
Sale of Common Stock	(3,000)	20.0079	06/28/2021
Sale of Common Stock	(3,000)	20.5666	06/28/2021
Sale of Common Stock	(3,000)	20.5979	06/28/2021
Sale of Common Stock	(3,000)	20.5340	06/28/2021
Sale of Common Stock	(3,000)	20.6242	06/28/2021
Sale of Common Stock	(3,000)	20.6500	06/28/2021
Sale of Common Stock	(3,000)	20.5929	06/28/2021
Sale of Common Stock	(3,000)	20.7550	06/28/2021
Sale of Common Stock	(1,000)	21.6208	06/28/2021
Sale of Common Stock	(1,000)	21.5510	06/28/2021
Sale of Common Stock	(1,000)	21.5850	06/28/2021
Sale of Common Stock	(1,000)	21.5600	06/28/2021
Sale of Common Stock	(1,000)	21.5282	06/28/2021
Sale of Common Stock	(2,000)	22.3512	06/28/2021
Sale of Common Stock	(2,000)	22.3900	06/28/2021
Sale of Common Stock	(2,000)	22.1200	06/28/2021
Sale of Common Stock	(2,000)	22.3827	06/28/2021
Sale of Common Stock	(4,000)	22.3528	06/28/2021
Sale of Common Stock	(2,000)	22.2200	06/28/2021
Sale of Common Stock	(2,000)	22.3850	06/28/2021
Sale of Common Stock	(2,000)	22.3200	06/28/2021
Sale of Common Stock	(2,000)	21.9319	06/28/2021
Sale of Common Stock	(1,000)	22.0280	06/28/2021

6

CUSIP No. 913903900

Sale of Common Stock	(2,000)	21.8101	06/28/2021
Sale of Common Stock	(2,000)	22.0589	06/28/2021
Sale of Common Stock	(1,000)	22.0000	06/28/2021
Sale of Common Stock	(1,000)	22.1656	06/28/2021
Sale of Common Stock	(1,000)	22.0416	06/28/2021
Sale of Common Stock	(1,000)	21.9033	06/28/2021
Sale of Common Stock	(1,000)	22.0113	06/28/2021
Sale of Common Stock	(1,000)	22.1150	06/28/2021
Sale of Common Stock	(1,000)	22.2030	06/28/2021
Sale of Common Stock	(2,000)	22.2500	06/28/2021
Sale of Common Stock	(2,000)	22.3610	06/28/2021
Sale of Common Stock	(2,000)	22.0869	06/28/2021
Sale of Common Stock	(1,000)	21.6741	06/28/2021
Sale of Common Stock	(1,000)	21.7590	06/28/2021
Sale of Common Stock	(1,850)	21.7201	06/28/2021
Sale of Common Stock	(2,000)	21.9454	06/28/2021
Sale of Common Stock	(2,000)	22.0000	06/28/2021
Sale of Common Stock	(2,000)	22.4906	06/28/2021
Sale of Common Stock	(3,000)	23.0046	06/28/2021
Sale of Common Stock	(3,000)	23.3950	06/28/2021
Sale of Common Stock	(5,000)	22.7800	06/28/2021
Sale of Common Stock	(2,800)	22.8031	06/28/2021
Sale of Common Stock	(2,000)	23.0163	06/28/2021
Sale of Common Stock	(2,024)	23.0006	06/28/2021
Sale of Common Stock	(5,000)	23.0482	06/28/2021
Sale of Common Stock	(10,000)	23.0821	06/28/2021
Sale of Common Stock	(5,000)	23.7000	06/28/2021
Sale of Common Stock	(10,000)	23.3551	06/28/2021
Sale of Common Stock	(5,000)	24.2585	06/28/2021
Sale of Common Stock	(5,000)	24.7700	06/28/2021

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CUSIP No. 913903900

David Elliot Lazar

Sale of Common Stock	(1,000)	20.4000	06/28/2021
Sale of Common Stock	(1,000)	20.5143	06/28/2021
Sale of Common Stock	(1,000)	20.4100	06/28/2021
Sale of Common Stock	(1,000)	20.5889	06/28/2021
Sale of Common Stock	(1,000)	20.7008	06/28/2021
Sale of Common Stock	(1,000)	20.7150	06/28/2021
Sale of Common Stock	(1,000)	20.6500	06/28/2021
Sale of Common Stock	(1,000)	20.6488	06/28/2021
Sale of Common Stock	(1,000)	20.6599	06/28/2021
Sale of Common Stock	(1,000)	20.7760	06/28/2021
Sale of Common Stock	(1,000)	20.6914	06/28/2021
Sale of Common Stock	(1,000)	20.7250	06/28/2021
Sale of Common Stock	(1,000)	20.6250	06/28/2021
Sale of Common Stock	(1,000)	20.6129	06/28/2021
Sale of Common Stock	(1,000)	20.7800	06/28/2021
Sale of Common Stock	(967)	20.5150	06/28/2021
Sale of Common Stock	(1,000)	20.7050	06/28/2021
Sale of Common Stock	(1,000)	20.6048	06/28/2021
Sale of Common Stock	(1,000)	20.6706	06/28/2021
Sale of Common Stock	(1,000)	20.6250	06/28/2021
Sale of Common Stock	(1,000)	20.5080	06/28/2021
Sale of Common Stock	(1,000)	20.5500	06/28/2021
Sale of Common Stock	(1,000)	20.4283	06/28/2021
Sale of Common Stock	(1,000)	20.4584	06/28/2021
Sale of Common Stock	(1,000)	20.5243	06/28/2021
Sale of Common Stock	(1,000)	20.4400	06/28/2021
Sale of Common Stock	(1,000)	20.4809	06/28/2021
Sale of Common Stock	(1,000)	20.5207	06/28/2021
Sale of Common Stock	(771)	20.5000	06/28/2021
Sale of Common Stock	(1,000)	20.3650	06/28/2021
Sale of Common Stock	(1,000)	20.4620	06/28/2021

8